550 West Adams, Suite 900

Chicago, IL, 60611

Phone      312.384.8000

Fax          312.346.3276

March 18, 2013

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Neutral Tandem, Inc. d/b/a Inteliquent Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Neutral Tandem, Inc. d/b/a Inteliquent has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the Securities and Exchange Commission on March 18, 2013. This disclosure can be found beginning on page 17 of the Annual Report on Form 10-K and is incorporated by reference herein.

Sincerely,

/s/ Richard Monto

Richard Monto
General Counsel, Secretary and Senior Vice President